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SEC FILE NUMBER
8-70697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rocket Dollar Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10900 STONELAKE BLVD, BUILDING 2, SUITE 100
(No. and Street)

Austin	TX	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Henry Yoshida</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Rocket Dollar Capital LLC</u>, as of <u>12/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOEY GUAJARDO, III
Notary Public, State of Texas
Comm. Expires 08-25-2026
Notary ID 133930781

Notary Public

Signature: _____

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROCKET DOLLAR CAPITAL LLC
Financial Statements
For the Year Ended
December 31, 2024
With
Report of Independent Registered Public Accounting Firm

ROCKET DOLLAR CAPITAL LLC
INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7

SUPPLEMENTAL SCHEDULES

I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
II. Computation for Determination of Reserve Requirements	11
III. Information Relating to the Possession or Control Requirements	11

Report of Independent Registered Public Accounting Firm on Exemption Report	12
Exemption Report	13

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Rocket Dollar Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rocket Dollar Capital, LLC (the Company), as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III, we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 27, 2025

We have served as the Company's auditor since 2024.

Rocket Dollar Capital LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	29,173
Prepaid expenses		20,441
Other		70
Total assets	$	49,684
Liabilities and member's equity		
Liabilities		
Due to Member	$	2,700
Accounts payable		14,872
Total liabilities		17,572
Member's equity		32,112
Total liabilities and member's equity	$	49,684

See notes to financial statements.

Rocket Dollar Capital LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenue

Other income	$	38
Total revenue		38
Expenses		
Professional fees		42,225
Occupancy		7,800
Regulatory expenses		31,448
Other		4,278
Total expenses		85,751
Net loss	$	(85,713)

Rocket Dollar Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance at January 1, 2024	$	41,863
Forgiveness of related party debt		75,962
Net loss		(85,713)
Balance at December 31, 2024	$	32,112

See notes to financial statements.

Rocket Dollar Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(85,713)
Adjustments to reconcile net loss to net cash used by operating activities:		
Expenses paid by related party		75,962
Changes in assets and liabilities:		
Decrease in other assets		276
Decrease in prepaid expenses		3,452
Decrease in accounts payable		(1,909)
Decrease in due to Member		(17,655)
Net cash used by operating activities		(25,587)
Net decrease in cash		(25,587)
Cash at beginning of year		54,760
Cash at end of year	$	29,173
Supplemental disclosure of non-cash financing activities:		
Forgiveness of related party debt credited to Member's Equity	$	75,962

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
Rocket Dollar Capital LLC (the "Company") was formed in March 2021 under the laws of the state of Delaware as a wholly owned subsidiary of Rocket Dollar Inc. On March 18, 2024, Rocket Dollar Inc. was acquired by WAO Fintech, LLC. The sale of Rocket Dollar Inc. included the sale of the Company to WAO Fintech, LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective January 4, 2023.

Cash
Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2024.

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Revenue Recognition
The Company has yet to generate any revenue from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company's revenue is expected to be derived from selling equity securities to customers. These revenue streams are transaction-based and revenue would be recognized at the point in time that performance obligations under the agreements are completed.

Income Taxes
The Company is organized as a limited liability company and taxed as an LLC Partnership for federal income tax purposes. As a result, income or losses are taxable or deductible to the member rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Accounting for Uncertainty in Income Taxes.* Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Note 1 Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Note 2
Financial Instruments and Concentration of Risk
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with two banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to a maximum of $250,000 per bank, per depositor.

Note 3
Commitments and Contingencies
The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2024. The Company does not have an guarantees or other commitments as of December 31, 2024.

Note 4
Net Capital Requirements
The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $11,601, which was $6,601 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.51 to 1.00.

Note 5
Related-Party Transactions
The Company had an expense-sharing agreement in place with Rocket Dollar, Inc. ("former Member") for office space, office supplies, and other administrative services provided to the Company. Under the terms of this agreement, the Company paid the former Member its allocated share for the services provided. Expenses allocated to the Company under the agreement amounted to approximately $38,299 for the period ended December 31, 2024. The total expenses of $38,299 are reflected in the Company's Statement of Operations, which consist of accounting fees of $17,425, professional fees of $9,975, occupancy of $7,800 and office expense of $3,099. The balance due to the former Member as of December 31, 2024, of $2,700 on the accompanying Statement of Financial Condition arose from this agreement.

Financial position and results of operations might differ from the amounts in accompanying financial statements if this agreement did not exist.

Note 6
Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of selling equity securities to customers. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to

Note 6   **Segment Reporting (continued)**
manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets, and segment revenues and expenses are reported on the Statement of Operations as total revenues and expenses.

Note 7   **Liquidity**
The Company has sustained operating losses in the current year. The Company is able to maintain adequate liquidity through the forgiveness of debt by the Member. For the year ended December 31, 2024 the Company did not generate revenue, and as of December 31, 2024, the Company had cash of $29,173 and liabilities of $17,572.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the Member to cover operational expenses as well as maintain minimum net capital requirements. The Member considers the Company a strategic part of its operation, and as such has committed financial support. Given the commitment by the Member to fund future operational expenses, management believes the Company will meet its obligations for at least the next 12 months from the date these financial statements were available to be issued.

Note 8   **Subsequent Events**
The Company has performed an evaluation of subsequent events through March 27, 2025. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION

Rocket Dollar Capital LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Computation of Net Capital

Total Member's equity	$	32,112
Less non-allowable assets		
Prepaid expenses		20,441
Other		70
Total non-allowable assets		20,511
Net capital before haircuts		11,601
Less haircuts		-
Net capital		11,601
Aggregate indebtedness		17,572
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	6,601
Excess net capital at 10% of aggregate indebtedness or 120%		
of minumum net capital required	$	5,601
Ratio of aggregate indebtedness to net capital		1.51 to 1.00

There are no material differences between the predeeding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2024, as amended.

ROCKET DOLLAR CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customers funds or securities.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Rocket Dollar Capital, LLC

We have reviewed management's statements, included in the accompanying Rocket Dollar Capital, LLC's Exemption Report, in which:

1) Rocket Dollar Capital, LLC states Rocket Dollar Capital, LLC claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Rocket Dollar Capital, LLC states Rocket Dollar Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Rocket Dollar Capital, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rocket Dollar Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
March 27, 2025

Rocket Dollar Capital LLC
Exemption Report
December 31, 2024

Rocket Dollar Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii) for the period from January 1, 2024 to December 31, 2024.

> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period from January 1, 2024 to December 31, 2024 without exception.

Rocket Dollar Capital LLC

I, Henry Yoshida, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Henry Yoshida, Chief Executive Officer

March 25, 2025